Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 23, 2007 (which includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 158 as of December 31, 2006) accompanying the consolidated financial statements and our report dated February 23, 2007 on management’s assessment of the effectiveness of internal control over financial reporting of National Penn Bancshares, Inc. and subsidiaries included in the Annual Report on Form 10-K as of and for the year ended December 31, 2006.  We hereby consent to the incorporation by reference of the aforementioned reports in the Pre-Effective Amendment No. 1 of this Registration Statement (File No. 333-146423) and Prospectus and to the use of our name as it appears under the caption "Experts".

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
October 22, 2007